Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001

Via Edgar

October 4, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I

Registration Statement on Form S-4

Filed September 13, 2022

File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), and further to our telephone conference on September 30, 2022, we are providing herewith proposed disclosure to be added to the above-referenced Registration Statement on Form S-4 initially filed on May 13, 2022 (as amended through September 13, 2022, the “Registration Statement”). This proposed disclosure is in response to the previously-issued comment number 40 from the comments of the staff of the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2022 (the “Comment Letter”) to which the Company has previously indicated that the response would be forthcoming. We are providing the Staff with a draft of the following for review in response to comment number 40 in the Comment Letter in advance of filing the next amendment to the Registration Statement:

(i)	the agreement that Sorrento Therapeutics, Inc. (“Sorrento”) and Scilex Holding Company (“Scilex”) will enter into prior to the next amendment to the Registration Statement, pursuant to which Sorrento may elect to provide Scilex with funds, as necessary, to satisfy the net tangible assets closing condition set forth in the Merger Agreement and in the Company’s organizational documents) (the “Funding Letter”), a copy of which is attached hereto as Exhibit A;

(ii)	copies of the proposed disclosure related to the Funding Letter which we would propose to add to the Registration Statement in each appropriate place, attached hereto as Exhibit B; and

October 4, 2022 Page 2

(iii)	a copy of the proposed pro formas to reflect the impact of the funding contemplated by the Funding Letter on the net tangible assets under the maximum redemption scenario, marked to show changes from the last amendment to the Registration Statement, attached hereto as Exhibit C.

Please do not hesitate to contact Joan S. Guilfoyle, Esq. at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,
/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP

Jeffrey Chi

Vickers Vantage Corp. I.

Chris Ho
Vickers Vantage Corp. I.

Mhamed Mengad
Vickers Vantage Corp. I.

Henry Ji, Ph.D.

Scilex Holding Company

Jaisim Shah,

Scilex Holding Company

Jeffrey Hartlin, Esq.
Paul Hastings LLP

Elizabeth Razzano, Esq.
Paul Hastings LLP

2

Exhibit A

Funding Letter

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

October [•], 2022

Scilex Holding Company

960 San Antonio Road
Palo Alto, CA 94303

Attn: Jaisim Shah

Its: CEO

Re: Net Tangible Asset Funding

Reference is made to that certain (a) Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”), entered into as of September 12, 2022, by and among Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”), Scilex Holding Company, a direct wholly owned subsidiary of Sorrento (“Scilex”), and Scilex Pharmaceuticals Inc., an indirect wholly owned subsidiary of Sorrento and direct wholly owned subsidiary of Scilex; and (b) Agreement and Plan of Merger (the “Merger Agreement”), entered into as of March 17, 2022 (as amended), by and among Vickers Vantage Corp. I, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation, “Vickers”), Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Vickers, and Scilex. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Debt Exchange Agreement.

Sorrento and Scilex hereby acknowledge and agree that, upon the written request of Scilex (which request Scilex shall make to the extent necessary to satisfy the condition set forth in Section 8.3(i) of the Merger Agreement), Sorrento may elect to fund one or more loans to Scilex in the amount set forth in such written request (a “Loan Request”); provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder. Notwithstanding anything to the contrary, in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (a) $40,000,000 and (b) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000.

This letter agreement shall automatically terminate without any further action by any party upon the earlier of (a) the Effective Time (as defined in the Merger Agreement) and (b) the termination of the Debt Exchange Agreement or Merger Agreement in accordance with their respective terms, and this letter agreement shall be of no force and effect from and after any such termination.

[Signature Page to Follow]

Sorrento Therapeutics, Inc.

By:
Name: Henry Ji, Ph.D.
Its: CEO

Scilex Holding Company

By:
Name: Jaisim Shah
Its: CEO

[Signature Page to Letter Agreement Re: Net Tangible Asset Funding]

Exhibit B

Selected Proposed Disclosure

FREQUENTLY USED TERMS
Unless otherwise stated in this proxy statement, the terms, “we,” “us,” “our” or “Vickers” refer to Vickers Vantage Corp. I, a Cayman Islands exempted company, the term “New Vickers” refers to Vickers Vantage Corp. I following the Domestication and the terms “New Scilex,” “combined company” and “post-Business Combination company” refer to Scilex Holding Company and its subsidiaries following the consummation of the Business Combination.
Further, in this document:
•
“Business Combination” means the merger contemplated by the Merger Agreement.

•
“Closing” means the closing of the Business Combination.

•
“Closing Date” means date of the Closing.

•
“Code” means the Internal Revenue Code of 1986, as amended.

•
“Condition Precedent Proposals” means the Business Combination Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal and the Nasdaq Proposal.

•
“Continental” means Continental Stock Transfer & Trust Company, Vickers’s transfer agent.

•
“Current Charter” means Vickers’s Amended and Restated Memorandum and Articles of Association, as in effect as of the date hereof.

•
“Debt Exchange Agreement” means the Contribution and Satisfaction of Indebtedness Agreement, dated as of September 12, 2022, by and among Sorrento, Scilex and Scilex Pharmaceuticals, Inc.

•
“DGCL” means the General Corporation Law of the State of Delaware, as amended.

•
“Domestication” means the change of the domicile of Vickers pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Vickers in the Cayman Islands.

•
“Effective Time” means the time at which the Business Combination becomes effective.

•
“Equity Incentive Plan” means the Scilex Holding Company 2022 Equity Incentive Plan.

•
“ESPP” means the Scilex Holding Company 2022 Employee Stock Purchase Plan.

•
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•
“founder shares” means the 3,450,000 outstanding Vickers Ordinary Shares held by the Sponsors and the following directors of Vickers: Pei Wei Woo, Suneel Kaji and Steve Myint.

•
“Funding Letter” means that certain letter agreement, dated as of October [  ], 2022, between Sorrento and Scilex.

•
“GAAP” means accounting principles generally accepted in the United States of America.

•
“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•
“Initial Shareholders” means the Sponsors and the holders of founder shares.

•
“IPO” refers to the initial public offering of 13,800,000 Units of Vickers consummated on January 11, 2021.

•
“IRS” means the United States Internal Revenue Service.

•
“Maxim” means Maxim Group LLC, the representative of the underwriters in the IPO.

•
“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers, Merger Sub and Scilex, a copy of which is attached hereto as Annex A-1, as it may be amended or restated from time to time, including by the Merger Agreement Amendment, a copy of which is attached hereto as Annex A-2.

Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).
The aggregate number of shares of New Scilex Series A Preferred Stock to be issued to the holders of Scilex Preferred Stock will be determined based on the number of shares of Scilex Preferred Stock outstanding prior to the Effective Time. The number of shares of Scilex Preferred Stock outstanding prior to the Effective Time will be based on the aggregate amount of intercompany indebtedness owed by Scilex and Scilex Pharma to Sorrento that is outstanding as of immediately prior to the Effective Time, which indebtedness is being exchanged for Scilex Preferred Stock prior to the Closing pursuant to the Debt Exchange Agreement (as defined in this proxy statement/prospectus). The maximum number of shares of Scilex Preferred Stock that could be issued to Sorrento pursuant to the Debt Exchange Agreement shall not exceed 31,000,000 and therefore the aggregate number of shares of New Scilex Series A Preferred Stock and New Scilex Common Stock to be issued to Sorrento as the holder of Scilex Preferred Stock shall not exceed 31,000,000 and 3,100,000, respectively. The shares of New Scilex Series A Preferred Stock and New Scilex Common Stock to be issued to Sorrento as the holder of Scilex Preferred Stock being collectively referred to herein as the “Preferred Consideration”. See the section titled “Certain Relationships and Related Party Transactions — Certain Relationships of Scilex — Debt Exchange Agreement and Related Matters” for a discussion of the terms of the Debt Exchange Agreement.
Q:
What is the Debt Exchange Agreement?

A:
In order to facilitate the satisfaction of the closing condition that requires Vickers to have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time, it was necessary for Vickers and Scilex to determine how to satisfy certain intercompany debt owed to Sorrento by Scilex and Scilex Pharma prior to the Closing.

Accordingly, on September 12, 2022, Scilex and Scilex Pharma entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with Sorrento, pursuant to which (i) Sorrento shall contribute to Scilex all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to Scilex and Scilex Pharma that remain outstanding as of immediately prior to the Closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), in exchange for the issuance by Scilex to Sorrento of Scilex Preferred Stock, (ii) Scilex shall contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.
Pursuant to the terms of the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the Closing of the Business Combination, Sorrento has elected to contribute the Outstanding Indebtedness to Scilex in exchange for the issuance by Scilex to Sorrento of that number of shares of Scilex Preferred Stock (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Debt Contribution”) that is equal to (i) the Aggregate Outstanding Amount plus the amount that is equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000. Assuming that the Aggregate Outstanding Amount was $229,394,000 (the amount outstanding as of June 30, 2022), then based on the preceding sentence, the aggregate number of shares of Scilex Preferred Stock issued to Sorrento prior to the Effective Time pursuant to the Debt Exchange Agreement would be 22,939,400 shares. At the Effective Time such shares would be exchanged for 22,939,400 shares of New Scilex Series A Preferred Stock and 2,293,940 shares of New Scilex Common Stock. Additional shares may become issuable if, in the maximum redemption scenario, Scilex requests and Sorrento provides additional funding from Sorrento pursuant to the Funding Letter prior to the Closing in order to meet the net tangible asset closing condition. In the maximum redemption scenario and based on the Aggregate Outstanding Amount as of June 30, 2022, Scilex would need to request and Sorrento would need to provide additional funding from Sorrento in the amount of $29,081,000 to achieve a net tangible asset balance of $6,000,000 at Closing. Pursuant to the Debt Exchange Agreement, such additional amount would be contributed to Scilex in exchange for 2,908,100 shares of Scilex

Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock. This would result in the issuance of an aggregate of 25,847,500 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 25,847,500 shares of New Scilex Series A Preferred Stock and 2,584,750 shares of New Scilex Common Stock. See the section titled “Certain Relationships and Related Party Transactions — Certain Relationships of Scilex — Debt Exchange Agreement and Related Matters” for a discussion of the terms of the Debt Exchange Agreement and the Funding Letter and the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Amendment to the Merger Agreement.”
Q:
What are the key terms of the New Scilex Series A Preferred Stock and will Sorrento have any special rights as a holder of such preferred stock?

A:
The Proposed Charter, if adopted, will authorize the issuance by New Scilex of up to 45,000,000 shares of preferred stock and the New Scilex Certificate of Designations will designate a series of such preferred stock of New Scilex as the “Series A Preferred Stock” and the number of share of New Scilex Series A Preferred Stock authorized thereunder shall not exceed 31,000,000. The New Scilex Certificate of Designations will set forth the powers, rights and preferences and qualifications, limitations and restrictions of the New Scilex Series A Preferred Stock.

The New Scilex Series A Preferred Stock will be issued only to Sorrento (as the sole holder of Scilex Preferred Stock) upon the Closing of the Business Combination and is not convertible into shares of New Scilex Common Stock. However, the holders of New Scilex Series A Preferred Stock will have rights, preferences and privileges that are senior, or in addition, to the rights, preferences and privileges of the holders of New Scilex Common Stock, including the right to receive, in the event of a change of control, liquidation dissolution or winding up of New Scilex, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of New Scilex Common Stock. The preference amount is $10.00 per share (subject to adjustment as set forth in the New Scilex Certificate of Designations). If the New Scilex Board declares or pays a dividend on the New Scilex Common Stock, the holders of the New Scilex Series A Preferred Stock will participate, on a deemed as-converted-to-common stock basis, in such dividend with the holders of New Scilex Common Stock.
The holders of New Scilex Series A Preferred Stock will have certain voting rights over New Scilex corporate actions (including, among others, any change to the shares of New Scilex Series A Preferred Stock into cash or other property, the issuance of equity securities that rank on a parity with or senior to the New Scilex Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of New Scilex and the amendment of the Proposed Charter in a manner that adversely affects the holders of shares of New Scilex Series A Preferred Stock).
Pursuant to the terms of the Stockholder Agreement, from and after the Effective Time, and for so long as the Sorrento Group beneficially owns any shares of New Scilex Series A Preferred Stock, among other things, (i) Sorrento shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the New Scilex Board (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of whether such Stockholder Designee is to be elected to the New Scilex Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Scilex Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Scilex Board or the size of the New Scilex Board, and (ii) New Scilex will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Scilex Board as more fully described in the Stockholder Agreement. Notwithstanding the foregoing, the parties have agreed that the New Scilex Board will continue to satisfy all applicable stock exchange requirements applicable to directors, including with respect to director independence. Sorrento will also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Scilex Board and the right to appoint a representative of Sorrento to attend all meetings of the committees of the New Scilex Board.

discussed was to have (i) Sorrento contribute the outstanding indebtedness to Scilex in exchange for the issuance by Scilex to Sorrento of preferred stock of Scilex, (ii) Scilex would then contribute to Scilex Pharma the portion of such outstanding indebtedness that is owed by Scilex Pharma to Sorrento as a capital contribution to Scilex Pharma, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the aggregate outstanding amount of such indebtedness would be satisfied in full. Such contributions would take place immediately prior to the Closing of the Business Combination and then the Scilex preferred stock issued to Sorrento would be exchanged for equity of New Scilex in the Business Combination.
During the month of August 2022 through September 12, 2022, Paul Hastings LLP (“Paul Hastings”), counsel to Scilex, provided Loeb & Loeb LLP (“Loeb”), counsel to Vickers, with drafts of the Debt Exchange Agreement (and its exhibits), the Merger Agreement Amendment (and its exhibits, including the revised Proposed Charter), the New Scilex Certificate of Designations, the amendment to the Sponsor Support Agreement, and the Stockholder Agreement and discussions regarding same took place between Vickers, Scilex, Loeb and Paul Hastings on an ad-hoc basis.
On September 12, 2022, the Scilex Board unanimously approved the Debt Exchange Agreement, the amendment to the Sponsor Support Agreement, and Merger Agreement Amendment, in each case, including the transactions contemplated thereby.
On September 12, 2022, the Vickers Board unanimously approved the Merger Agreement Amendment and the transactions contemplated thereby.
On September 12, 2022, Vickers, Scilex and Merger Sub entered into the Merger Agreement Amendment and the Debt Exchange Agreement, the amendment to the Sponsor Support Agreement and the Stockholder Agreement were executed by the relevant parties thereto.
On October  [   ], 2022, Scilex and Sorrento entered into the Funding Letter, pursuant to which, upon the written request of Scilex (which request Scilex shall make to the extent necessary to satisfy the closing condition in the Merger Agreement that requires the combined company to have $5,000,001 in net tangible assets as of immediately following the Effective Time) (the “Net Tangible Assets Condition”), Sorrento may elect to fund one or more loans to Scilex in the amount set forth in such written request (a “Loan Request”), subject to the terms and conditions set forth therein.
The Vickers Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination
On March 17, 2022, the Vickers Board (i) determined that the Business Combination was advisable to and in the best interests of Vickers and its shareholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Business Combination), and (iii) recommended that Vickers’s shareholders approve the Merger Agreement and the transactions contemplated thereby (including the Business Combination).
Before reaching its decision, the Vickers Board considered the results of the due diligence conducted by its management and advisors, which included:
•
Size of the Potential Market.   Scilex is targeting several pain indications with its approved drug, ZTildo, and pipeline drugs, SP-102, SP-103 and SP-104. Vickers considered the market size for these drugs, with a particular focus on ZTlido, Scilex’s lidocaine patch approved by the FDA in 2018 for the treatment of post-herpetic neuralgia (PHN, nerve pain), and SP-102, Scilex’s lead drug which is a non-particulate epidural steroid injection seeking FDA approval. Vickers’s management estimates that ZTlido has 5% share of the lidocaine patch market, which is estimated to have a current total addressable market size of US$1.8B based on publicly available annual prescription and prescription pricing data.

•
Meetings and Calls with Scilex’s Management Team.   Vickers had numerous meetings with Scilex regarding, among other customary due diligence matters, Scilex’s brand, company products, customer base, clinical trials and results, intellectual property, information technology, human resources and public company preparedness, operations, pricing and reimbursement, suppliers, market access and distribution, financials and use of proceeds, competitors, plans and forecasts.

principal balance of the Scilex Pharma Notes as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Merger Consideration to be calculated as upon the closing of the Business Combination.
Shares of Scilex Common Stock and Scilex stock options are converted to shares of New Scilex Common Stock based on the “Exchange Ratio,” which is equal to (a) the number of shares constituting the Merger Consideration, divided by (b) the sum of (i) issued and outstanding Scilex common stock and (ii) issued and outstanding Scilex stock options as of immediately prior to the Effective Time. As there were 197,566,338 and 25,167,882 shares of Scilex common stock and Scilex stock options, respectively, we currently estimate the Exchange Ratio will be equal to 0.67 . The number of shares of Scilex Common Stock and stock options outstanding was based on information available as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Exchange Ratio to be upon the closing of the Business Combination. Upon the Effective Time, 133,050,731 shares of New Scilex Common Stock is estimated to be transferred to Scilex stockholders as part of the Merger Consideration, which will be outstanding under all the redemption scenarios. The remaining portion of the Merger Consideration, equal to 16,949,269 shares of New Scilex Common Stock, will be reserved for the Scilex optionholders.
On September 12, 2022, Scilex and Scilex Pharma entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with Sorrento, pursuant to which (i) Sorrento shall contribute to Scilex all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to Scilex and Scilex Pharma that remain outstanding as of immediately prior to the Closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), including with respect to the Scilex Pharma Notes, the Intercompany Note, and the other notes payable to Sorrento described above, in exchange for the issuance by Scilex to Sorrento of preferred stock of Scilex, (ii) Scilex shall contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.
Pursuant to the terms of the Debt Exchange Agreement effective as of immediately prior to, and contingent upon, the Closing of the Business Combination, Sorrento has elected to contribute the Outstanding Indebtedness to Scilex in exchange for the issuance by Scilex to Sorrento of that number of shares of preferred stock, par value $0.0001 per share, of Scilex (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Debt Contribution”) that is equal to (i) the Aggregate Outstanding Amount plus the amount equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000. As of June 30, 2022, the Aggregate Outstanding Amount was $229,394,000 .
On October [  ], 2022, Sorrento and Scilex entered into a Funding Letter. Pursuant to the terms of the Funding Letter, upon the written request of Scilex (which request Scilex shall make to the extent necessary to satisfy the closing condition in the Merger Agreement that requires the combined company to have $5,000,001 in net tangible assets as of immediately following the Effective Time) (the “Net Tangible Assets Condition”), Sorrento may elect to fund one or more loans to Scilex in the amount set forth in a Loan Request; provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder (and be ultimately converted into Exchange Shares pursuant to the terms of the Debt Exchange Agreement). The Funding Letter also provides that, in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (a) $40,000,000 and (b) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000. Under the maximum redemption scenario, the combined company will be unable to satisfy the Net Tangible Assets Condition and therefore Scilex will need to request additional funding from Sorrento pursuant to the Funding Letter prior to the Closing in order to satisfy such condition. Under the maximum redemption scenario and based on the Aggregate Outstanding Amount as of June 30, 2022, Scilex would need to request additional funding from Sorrento in the amount of $29,081,000 to achieve a net tangible asset balance of $6,000,000 at Closing. Pursuant to the Debt Exchange Agreement, such additional amount would be contributed to

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Scilex in exchange for 2,908,100 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock. This would result in the issuance of an aggregate of 25,847,500 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 25,847,500 shares of New Scilex Series A Preferred Stock and 2,584,750 shares of New Scilex Common Stock.
As described elsewhere in this proxy statement/prospectus, at the Effective Time, each share of Scilex Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive, without interest, one share of New Scilex Series A Preferred Stock and one-tenth of one share of New Scilex Common Stock. Assuming that the Aggregate Outstanding Amount was $229,394,000 (the amount outstanding as of June 30, 2022), then the aggregate number of shares of Scilex Preferred Stock issued to Sorrento prior to the Effective Time pursuant to the Debt Exchange Agreement would be approximately 22,939,400 shares and then at the Effective Time such shares would be exchanged for 22,939,400 shares of New Scilex Series A Preferred Stock and 2,293,940 shares of New Scilex Common Stock.
On September 28, 2022, Scilex repurchased the remaining outstanding principal balance of the Scilex Pharma Notes of $ 39.7 million, pursuant to the terms of Amendment No. 4 . This repurchase reduced the Specified Indebtedness Amount to $0, which will result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock being issued in exchange for the outstanding shares of Scilex Common Stock and options to acquire Scilex Common Stock. In addition, the maximum number of shares of New Scilex Common Stock that may be issued to Sorrento upon the Closing in exchange for the Scilex Preferred Stock held by Sorrento prior to the Closing is 3,100,000 shares. For a more detailed discussion regarding the issuance of such shares, please see the section titled “Debt Exchange Agreement” in Note 13 titled “Subsequent Events” to our interim financial statements appearing elsewhere in this proxy statement/prospectus and the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Amendment to the Merger Agreement.” In such event, 136,150,731 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 16,949,269 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 91.2% of the shares of New Scilex Common Stock under the no redemption scenario, 94.9% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.5% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this paragraph unless otherwise indicated.
Each of the then-outstanding Public Warrants and Private Placement Warrants has an exercise price of $11.50 per share (the “Exercise Price”) to acquire one share of Vickers Ordinary Shares. The exercise price of the warrants is subject to a down-round provision that is only effective prior to the Closing of the Business Combination and is therefore not, on its own, considered to have an impact to the classification of warrant on Scilex’s Unaudited Pro Forma Condensed Combined Balance Sheet. The warrants are exercisable at any time commencing on the date that is the later of 30 days after the Closing. Concurrently with the execution of the Merger Agreement, Vickers also entered into the Sponsor Support Agreement. In the event that Vickers’s public shareholders exercise redemption rights that results in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing.
Note 2 — Accounting Policies
As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vickers and Scilex’s financial statement presentation. Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

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and a delayed draw term loan of $20.0 million that was provided to Sorrento on May 3, 2019. On April 12, 2019, Scilex and Semnur entered into a Joinder Agreement to the Oaktree Loan Agreement whereby each entity became a guarantor under the Oaktree Loan Agreement and pledged all of their respective assets (other than equity of Scilex Pharma) as collateral for the loans made to Sorrento under the Oaktree Loan Agreement. All obligations owed under the Oaktree Loan Agreement were paid off in full on June 12, 2020 and both Scilex and Semnur ceased to be a guarantor under the Oaktree Loan Agreement as of such date.
Intercompany Promissory Note and Sale of Shares to Sorrento
On October 5, 2018, Scilex Pharma issued to Sorrento an intercompany promissory note in the amount of approximately $21.7 million for certain amounts previously advanced to Scilex Pharma by Sorrento (the “Intercompany Note”). On October 22, 2018, Sorrento purchased from Scilex 24,117,608 shares of Scilex Common Stock in exchange for the cancellation of $21.7 million of indebtedness under the Intercompany Note. During 2021 and 2020, Sorrento made advances to Scilex Pharma in the amount of $8.1 million and $10.3 million, respectively, under the Intercompany Note. As of December 31, 2021 and 2020, the outstanding principal balance under the Intercompany Note was approximately $23.5 million and $15.4 million, respectively. In connection with Amendment No. 4 to the Indenture, the maximum aggregate principal amount of the Intercompany Note was increased from up to $25.0 million to up to $50.0 million. As of the date of this proxy statement/prospectus, the outstanding principal balance under the Intercompany Note was $23.5 million.
Note Payable to Sorrento
On March 18, 2019, Scilex entered into a note payable with Sorrento with an initial principal amount of $16.5 million. Scilex may borrow up to an aggregate of $20.0 million of principal amount under the note payable. The note is interest bearing at the lesser of (i) 10% simple interest per annum, and (ii) the maximum interest rate permitted under law. Interest is due and payable annually. The note payable is payable upon demand and may be prepaid in whole or in part at any time without penalty or premium. The outstanding principal balance of the note as of December 31, 2021 and 2020 was $19.6 million and $13.0 million, respectively. Accrued interest of $3.9 million and $2.6 million was recognized under related party payable in Scilex’s consolidated balance sheet as of December 31, 2021 and 2020, respectively. During the six months ended June 30, 2022 and 2021, Sorrento made advances to Scilex in the amount of $27.5 million and $0, respectively, under the note payable. The outstanding principal balance of the note on June 30, 2022 and December 31, 2021 was $47.1 million and $19.6 million, respectively, which was recorded under the current related party note payable in Scilex’s consolidated balance sheets. As of June 30, 2022 and December 31, 2021, Scilex had ending balances resulting from the accrued interest on the note payable of $5.6 million and $3.9 million, respectively, which was recorded under the related party payable in Scilex’s consolidated balance sheets. The proceeds from the note payable were used to finance the acquisition of Semnur and to finance Scilex’s operations.
Debt Exchange Agreement and Related Matters
On September 12, 2022, Scilex and Scilex Pharma entered into a Contribution and Satisfaction of Indebtedness Agreement with Sorrento (the “Debt Exchange Agreement”), pursuant to which (i) Sorrento shall contribute to Scilex all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to Scilex and Scilex Pharma that remain outstanding as of immediately prior to the Closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), including with respect to the Scilex Pharma Notes, the Intercompany Note, and the other notes payable to Sorrento described above, in exchange for the issuance by Scilex to Sorrento of preferred stock of Scilex, (ii) Scilex shall contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.
Pursuant to the terms of the Debt Exchange Agreement effective as of immediately prior to, and contingent upon, the Closing of the Business Combination, Sorrento has elected to contribute the Outstanding Indebtedness to Scilex in exchange for the issuance by Scilex to Sorrento of that number of

387

shares of preferred stock, par value $0.0001 per share, of Scilex (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Debt Contribution”) that is equal to (i) the Aggregate Outstanding Amount plus the amount equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000. As of June 30, 2022, the Aggregate Outstanding Amount was $229,394,000 .
On October [  ], 2022, Sorrento and Scilex entered into a Funding Letter. Pursuant to the terms of the Funding Letter, upon the written request of Scilex (which request Scilex shall make to the extent necessary to satisfy the closing condition in the Merger Agreement that requires the combined company to have $5,000,001 in net tangible assets as of immediately following the Effective Time) (the “Net Tangible Assets Condition”), Sorrento may elect to fund one or more loans to Scilex in the amount set forth in a Loan Request; provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder (and be ultimately converted into Exchange Shares pursuant to the terms of the Debt Exchange Agreement). The Funding Letter also provides that, in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (a) $40,000,000 and (b) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000. Under the maximum redemption scenario, the combined company will be unable to satisfy the Net Tangible Assets Condition and therefore Scilex will need to request additional funding from Sorrento pursuant to the Funding Letter prior to the Closing in order to satisfy such condition. Under the maximum redemption scenario and based on the Aggregate Outstanding Amount as of June 30, 2022, Scilex would need to request additional funding from Sorrento in the amount of $29,081,000 to achieve a net tangible asset balance of $6,000,000 at Closing. Pursuant to the Debt Exchange Agreement, such additional amount would be contributed to Scilex in exchange for 2,908,100 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock. This would result in the issuance of an aggregate of 25,847,500 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 25,847,500 shares of New Scilex Series A Preferred Stock and 2,584,750 shares of New Scilex Common Stock.
Prior to the Debt Contribution, Scilex will file, with the Secretary of State of the State of Delaware, (i) a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to increase the authorized number of shares of preferred stock of Scilex from 20,000,000 to 45,000,000 and (ii) a certificate of designation setting forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Exchange Shares. Following the issuance thereof to Sorrento and in connection with the Closing of the Business Combination, such shares will be converted into the right to receive (a) one share of New Scilex Series A Preferred Stock, and (b) one-tenth of one share of New Scilex Common Stock, which shares of New Scilex Series A Preferred Stock shall then have the rights set forth in the New Scilex Certificate of Designations. Sorrento shall have the rights set forth in the Stockholder Agreement as a result of Sorrento’s ownership thereof.
Shah Investor LP Assignment Agreement
Scilex, through Semnur, is a party to the Assignment Agreement with Shah Investor LP, pursuant to which Shah Investor LP assigned Scilex certain intellectual property and Scilex agreed to pay Shah Investor LP a contingent quarterly royalty in the low-single digits based on the quarterly net sales of any pharmaceutical formulations for local delivery of steroids by injection developed utilizing such intellectual property, which would include SEMDEXA. Mahendra Shah, Ph.D., who served on the Scilex Board from March 2019 to October 2020, is the managing partner of Shah Investor LP. See the section of this proxy statement/prospectus titled “Business of Scilex — Material Agreements — Shah Investor LP Assignment Agreement” for additional information regarding the Assignment Agreement.
Acquisition of SP-104 Assets from Sorrento
In April 2021, Sorrento entered into an asset purchase agreement (the “Aardvark Asset Purchase Agreement”) with Aardvark Therapeutics, Inc. (“Aardvark”), pursuant to which, among other things,

388

11.
Loss Per Share

For the six months ended June 30, 2022 and 2021, basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated to give effect to all dilutive securities, using the treasury stock method.
The following table sets forth the reconciliation of basic and diluted loss per share for the six months ended June 30, 2022 and 2021 (in thousands except per share data):
	Six Months Ended June 30,
	2022	2021
Net loss	$(26,981)	$(34,440)
Denominator for Basic Loss Per Share	197,541	197,266
Effect of Dilutive Securities	—	—
Denominator for Diluted Loss per Share – Adjusted for Dilutive Securities	197,541	197,266
Basic Loss Per Share	$(0.14)	$(0.17)
Dilutive Loss Per Share	$(0.14)	$(0.17)
The stock options that could potentially dilute basic earnings per share in the future were excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive due to the net loss for the six months ended June 30, 2022 and 2021 were $27.3 million and $30.6 million, respectively.
12.
Merger Transaction

On March 17, 2022, the Company entered into an Agreement and Plan of Merger (the “BCA”) with Vickers Vantage Corp. I (“Vickers”), a special purpose acquisition company, and Vantage Merger Sub, Inc., a wholly-owned subsidiary of Vickers (“Vickers Merger Sub”). Pursuant to the terms of the BCA, (i) Vickers Merger Sub will merge with and into the Company, with the Company surviving the merger (“combined company”) and (ii) become a wholly-owned subsidiary of Vickers (collectively, the “SPAC Transaction”). The SPAC Transaction is expected to close during the fourth quarter of 2022, and the combined company is expected to be listed on the Nasdaq Capital Market under the new ticker symbol “SCLX”. Completion of the SPAC Transaction is subject to the approval of Vickers and Company shareholders and the satisfaction or waiver of certain other closing conditions.
The legal, accounting and other fees directly attributable to the SPAC Transaction are capitalized within prepaid expenses and other current assets on the consolidated balance sheets. As of June 30, 2022, the Company had capitalized $4.8 million of costs incurred in relation to the merger transaction. There were no capitalized costs in relation to the merger transaction as of December 31, 2021.
13.
Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure purposes in the unaudited consolidated financial statements as of June 30, 2022, and the six months then ended, through September 13, 2022, the date the financial statements were available to be issued and, for disclosure purpose, through October 4, 2022. Except as described below, or as otherwise indicated in the footnotes, the Company has concluded that no events or transactions have occurred that require disclosure.
Debt Exchange Agreement
On September 12, 2022, the Company and Scilex Pharma entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with Sorrento, pursuant to which (i) Sorrento shall contribute to the Company all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to the Company and Scilex Pharma that remain outstanding as of immediately prior to the closing of the SPAC Transaction (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness), including with respect to the Scilex Pharma Notes, an intercompany promissory

F-101

note issued by Scilex Pharma to Sorrento in the amount of approximately $27.5 million for certain amounts previously advanced to Scilex Pharma by Sorrento , and the other notes payable to Sorrento described above (see Note 6), in exchange for the issuance by the Company to Sorrento of preferred stock of the Company, (ii) the Company shall contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.
Pursuant to the terms of the Debt Exchange Agreement effective as of immediately prior to, and contingent upon, the closing of the SPAC Transaction , Sorrento has elected to contribute the Outstanding Indebtedness to the Company in exchange for the issuance by the Company to Sorrento of that number of shares of preferred stock, par value $0.0001 per share, of the Company (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Share” and such transaction, the “Debt Contribution ” ) that is equal to (i) the Aggregate Outstanding Amount plus the amount equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000. As of June 30, 2022, the Aggregate Outstanding Amount was $229,394,000 .
On October [  ], 2022, Sorrento and Scilex entered into a letter agreement (the “Funding Letter”). Pursuant to the terms of the Funding Letter, upon the written request of the Company (which request the Company shall make to the extent necessary to satisfy the closing condition in the BCA that requires the combined company to have $5,000,001 in net tangible assets as of immediately following the time in which the SPAC Transaction becomes effective as stated in the BCA (the “Effective Time”)) (the “Net Tangible Assets Condition”), Sorrento may elect to fund one or more loans to the Company in the amount set forth in such written request (a “Loan Request”); provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder (and be ultimately converted into Exchange Shares pursuant to the terms of the Debt Exchange Agreement). The Funding Letter also provides that, in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (a) $40,000,000 and (b) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000. Under the maximum redemption scenario, the combined company will be unable to satisfy the Net Tangible Assets Condition and therefore the Company will need to request additional funding from Sorrento pursuant to the Funding Letter prior to the closing of the SPAC Transaction in order to satisfy such condition.
Prior to the Debt Contribution, the Company will file, with the Secretary of State of the State of Delaware, (i) a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to increase the authorized number of shares of preferred stock of the Company from 20,000,000 to 45,000,000 and (ii) a certificate of designation setting forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Exchange Shares. Following the issuance thereof to Sorrento and in connection with the closing of the SPAC Transaction , such shares will be converted into the right to receive (a) one share of New Scilex Series A Preferred Stock, and (b) one tenth of one share of New Scilex Common Stock, which shares of New Scilex Series A Preferred Stock shall then have the rights set forth in the New Scilex Certificate of Designations. Sorrento shall have the rights set forth in the Stockholder Agreement as a result of Sorrento’s ownership thereof.

F-102

Exhibit C

Pro Forma Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of June 30, 2022 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 present the combined financial information of Vickers and Scilex after giving effect to the Business Combination and related adjustments described in the accompanying notes. Vickers and Scilex are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as “New Scilex.”
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786. The following unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives pro forma effect to the Business Combination as if it was completed on June 30, 2022.
The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the audited historical financial statements and the unaudited historical financial statements of each of Vickers and Scilex as of and for the year ended December 31, 2021, and as of and for the six months ended June 30, 2022, respectively, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

•
other information relating to Vickers and Scilex contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vickers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
The unaudited pro forma condensed combined information assumes that Vickers’s public shareholders approve the proposed Business Combination. Vickers’s public shareholders may elect to redeem their Vickers Ordinary Shares for cash even if they approve the proposed Business Combination. Vickers cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, Vickers has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios as described below.
•
Assuming No Redemption:   This scenario assumes that no Vickers public shareholders exercise their right to redeem any of their Vickers Ordinary Shares for a pro rata portion of the funds in the Trust Account, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination. The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus.

•
Assuming Interim Redemption:   This scenario assumes that 5,835,837 Vickers Ordinary Shares (60% of the issued and outstanding Vickers Ordinary Shares as of the date of this proxy statement/prospectus) are redeemed at approximately $10.35 per share for an aggregate payment of $60,377,411 to be redeemed out of the Trust Account. For the interim redemption scenario, the 60% redemption rate is assessed as a mid-point between a no redemption and maximum redemption scenario where

Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Scilex selected a 60% redemption rate based on input from Vickers’s financial advisor regarding market trends for similar transactions.
•
Assuming Maximum Redemption:   This scenario assumes that all 9,726,395 Vickers Ordinary Shares held by Vickers public shareholders are redeemed for an aggregate payment of $100,629,019 out of the Trust Account as of the date of this proxy statement/prospectus, which is derived from the number of Vickers Ordinary Shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.35 per share based on the Trust Account balance as of the date of this proxy statement/prospectus. In the event that Vickers’s public shareholders exercise redemption rights that result in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing. This scenario also assumes 40% of the value of the outstanding Private Placement Warrants are forfeited.

The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under each scenario, Scilex’s equityholders (Sorrento) maintain a controlling financial interest over New Scilex.
The Business Combination will be accounted for as a reverse recapitalization, in accordance with accounting principles generally accepted in the United States (“GAAP”). Under the guidance in ASC 805, Vickers is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Scilex issuing stock for the net assets of Vickers, accompanied by a recapitalization whereby the net assets of Vickers will be stated at historical cost and no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Scilex.
Scilex expects to be the accounting acquirer based on evaluation of the following facts and circumstances under the illustrative no, interim and maximum redemption scenarios:
•
Scilex stockholders will have the largest voting interest in New Scilex immediately after the Business Combination;

•
Individuals designated by, or representing, Scilex stockholders will constitute a majority of the board of directors of New Scilex immediately after the Business Combination;

•
Scilex management will continue to hold executive management positions in New Scilex and be responsible for the day-to-day operations;

•
the post-combination company is assuming the name “Scilex Holding Company”;

•
New Scilex is maintaining the pre-existing Scilex headquarters; and

•
the operations of Scilex will comprise the ongoing operations of New Scilex.

Upon the consummation of the Business Combination, Vickers Ordinary Shares outstanding as presented in the unaudited pro forma condensed combined financial statements include the following:
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Vickers public shareholders	9,726,395	6.6%(1)	3,890,558	2.7%(2)	—	— %
Vickers Initial Shareholders(3)	3,450,000	2.3%	3,450,000	2.4%	3,450,000	2.5%
Scilex stockholders(4)	135,344,671	91.1%	135,344,671	94.9%	135,635,481	97.5%
Total Shares at the Closing(5)(6)	148,521,066	100%	142,685,229	100%	139,085,481	100%

(1)
The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus. Specifically, Vickers public shareholders of 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.27 in connection with the Extension Proposal that occurred on June 30, 2022 to amend Vickers’s amended and restated

memorandum and articles of association and, as such, the no redemption scenario reflects 9,726,395 shares held by Vickers public shareholders as of the Closing.
(2)
The interim redemption scenario assumes redemptions of 5,835,837 Vickers Ordinary Shares for aggregate redemption payments of approximately $60.4 million using a per share redemption price of $10.35.

(3)
In connection with Vickers's IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not to transfer, assign or sell their founder shares until six months after the date of the consummation of an initial business combination or earlier if, subsequent to our initial business combination, Vickers consummated a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their Vickers Ordinary Shares for cash, securities or other property. In connection with the execution of the Merger Agreement, the parties also agreed to enter into an amended and restated registration rights agreement that also provides for a lock-up of 180 days post-Closing of the Business Combination subject to very limited exceptions.

(4)
The number of shares of New Scilex Common Stock held by Scilex stockholders at the Closing is based on the following: (a) 133,050,731 shares of New Scilex Common Stock, representing the Merger Consideration, (b) 2,293,940 shares of New Scilex Common Stock, representing a portion of the Preferred Consideration, and (c) 290,810 shares of New Scilex Common Stock, also representing a portion of the Preferred Consideration if Scilex is required to request additional funding from Sorrento, in the maximum redemption scenario, pursuant to the Funding Letter, in each case calculated as of the date of this proxy statement/prospectus. The number of shares referenced in the preceding clause (b) assumes that the Aggregate Outstanding Amount is $229,394,000 (the amount outstanding as of June 30, 2022), which is exchanged under the Debt Exchange Agreement for 22,939,400 shares of Scilex Preferred Stock, which are in turn, at the Effective Time, exchanged for 22,939,400 shares of New Scilex Series A Preferred Stock and 2,293,940 shares of New Scilex Common Stock. The number of shares referenced in the preceding clause (c) assumes that the required funding from Sorrento to achieve a net tangible asset balance of $6,000,000 under the maximum redemption scenario is $29,081,000, which is exchanged under the Debt Exchange Agreement for 2,908,100 shares of Scilex Preferred Stock, which are in turn, at the Effective Time, exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock. The estimated funding resulting in net tangible assets of $6,000,000 was determined based on the pro forma equity adjusted to exclude intangible assets and the completed subsequent repayment of the Scilex Pharma Notes which is not reflected in the pro forma financial information.

(5)
The total shares at the Closing under the three redemption scenarios exclude the potential dilutive effect of all of the Public Warrants, the Private Placement Warrants, any Working Capital Warrants and all outstanding Scilex stock options issued to Scilex option holders in connection with the Business Combination. With respect to the Public Warrants, the warrants are not redeemable when Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Under all three redemption scenarios, there would be 6,900,000 Public Warrants outstanding. With respect to the Private Placement Warrants, there would be 6,840,000 Private Placement Warrants in the no redemption and interim scenarios, but only 4,104,000 Private Placement Warrants in the maximum scenario as the Sponsors have agreed to forfeit 40% of the Private Placement Warrants if more than 75% of the holders of the Vickers Ordinary Shares exercise their redemption rights. The maximum number of Working Capital Warrants that may be outstanding under all scenarios is 2,000,000; however, the conversion of Working Capital Loans to Working Capital Warrants is at the discretion of the lender. With respect to the Scilex stock options, the number of shares of New Scilex Common Stock subject to Scilex stock options that are converted into New Scilex stock options at the Closing would be 16,949,269 under all three scenarios.

(6)
On September 28, 2022, Scilex repurchased the remaining outstanding principal balance of the Scilex Pharma Notes (described in more detail under the section titled “Management’s Discussion and Analysis and Financial Condition and Results of Operations of Scilex — Liquidity and Capital Resources — Debt Financings — Scilex Pharma Notes”) of $41.4 million, pursuant to the terms of Amendment No. 4 . This repurchase reduced the Specified Indebtedness Amount to $0, which will result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock being issued in exchange for the outstanding shares of Scilex Common Stock and options to acquire Scilex Common Stock. In addition, the maximum number of shares of New Scilex Common Stock that may be issued to Sorrento as a portion of the Preferred Consideration upon the Closing in exchange for the Scilex Preferred Stock held by Sorrento prior to the Closing is 3,100,000 shares. For a more detailed discussion regarding the issuance of such shares, please see the section titled “Debt Exchange Agreement” in Note 13 titled “Subsequent Events” to our interim financial statements appearing elsewhere in this proxy statement/prospectus and the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Amendment to the Merger Agreement.” In such event, 136,150,731 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 16,949,269 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 91.2% of the shares of New Scilex Common Stock under the no redemption scenario, 94.9% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.5% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this footnote unless otherwise indicated.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2022
(in thousands, except share and per share amounts)
	As of June 30, 2022
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$351	$6,825	$100,629	3(B)	$98,581	$(60,377)	3(I)	$38,204	$(40,252)	3(K)	$29,628
			(5,190)	3(C)					2,595	3(N)
			(4,034)	3(H)					29,081	3(O)
Accounts receivable, net	—	15,900	—		15,900	—		15,900	—		15,900
Inventory	—	1,160	—		1,160	—		1,160	—		1,160
Prepaid expenses and other	262	7,298	(4,835)	3(E)	2,725	—		2,725	—		2,725
Total current assets	613	31,183	86,570		118,366	(60,377)		57,989	(8,576)		49,413
Non-current assets
Property and equipment, net	—	786	—		786	—		786	—		786
Operating lease right-of-use asset	—	1,409	—		1,409	—		1,409	—		1,409
Intangibles, net	—	42,644	—		42,644	—		42,644	—		42,644
Goodwill	—	13,481	—		13,481	—		13,481	—		13,481
Long-term deposit	—	452	—		452	—		452	—		452
Cash and securities held in Trust Account	141,687	—	(41,058)	3(A)	—	—		—	—		—
			(100,629)	3(B)
Total assets	$142,300	$89,955	$(55,117)		$177,138	$(60,377)		$116,761	$(8,576)		$108,185
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$7,437	$—		$7,437	$—		$7,437	$—		$7,437
Accrued payroll	—	4,651	—		4,651	—		4,651	—		4,651
Accrued expenses	599	20,687	3,973	3(E)	25,259	—		25,259	—		25,259
Current portion of debt	—	10,131	—		10,131	—		10,131	2,595	3(N)	12,726
Related party payable	—	118,783	(118,783)	3(G)	—	—		—	—		—
Related party note payable	—	47,108	(47,108)	3(G)	—	—		—	—		—
Current portion of operating lease liabilities	—	676	—		676	—		676	—		676
Total current liabilities	599	209,473	(161,918)		48,154	—		48,154	2,595		50,749
Non-current liabilities
Mandatorily redeemable ordinary shares liability	41,825	—	(41,825)	3(A)	—	—		—	—		—
Long-term debt, net of discount	—	68,396	—		68,396	—		68,396	—		68,396
Related party note payable	4,034	62,630	(62,630)	3(G)	—	—		—	—		—
			(4,034)	3(H)
Derivative liabilities	1,231	500	—		1,731	—		1,731	(492)	3(L)	1,239
Operating lease liabilities	—	1,052	—		1,052	—		1,052	—		1,052
Deferred underwriting fee payable	5,190	—	(5,190)	3(C)	—	—		—	—		—
Total liabilities	52,879	342,051	(275,597)		119,333	—		119,333	2,103		121,436
Commitments and contingencies
Ordinary shares subject to possible redemption 9,726,395 and 13,800,000 as of June 30, 2022 and December 31, 2021, respectively, at redemption value	100,186	—	(100,186)	3(A)	—	—		—	—		—
Stockholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—	—		—	—		—	—		—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at June 30, 2022 and December 31, 2021	—	—	—		—	—		—	—		—
New Scilex Preferred stock, $0.0001 par value; 45,000,000 shares authorized	—	—	2	3(G)	2	—		2	—	3(O)	2
New Scilex Common stock, $0.0001 par value; 740,000,000 shares authorized	—	—	1	3(A)	14	(1)	3(I)	13	—	3(K)	13
			13	3(D)					—	3(O)
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—	—		—	—		—	—		—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,566,338 and 197,266,338 shares issued and outstanding at June 30,2022 and December 31, 2021, respectively	—	20	(20)	3(D)	—	—		—	—		—
Additional paid-in capital	—	127,415	100,952	3(A)	437,320	(60,376)	3(I)	377,018	(40,252)	3(K)	376,757
			7	3(D)		74	3(J)		492	3(L)
			(10,492)	3(E)					10,418	3(M)
			(9,081)	3(F)					29,081	3(O)
			228,519	3(G)
Accumulated deficit	(10,765)	(379,531)	1,684	3(E)	(379,531)	(74)	3(J)	(379,605)	(10,418)	3(M)	(390,023)
			9,081	3(F)
Total stockholders’ deficit	$(10,765)	$(252,096)	$320,666		$57,805	$(60,377)		$(2,5 72)	$(10,679)		$(13,2 51)
Total liabilities and stockholders’ deficit	$142,300	$89,955	$(55,117)		$177,138	$(60,377)		$116,761	$(8,576)		$108,185

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2022
(in thousands, except share and per share amounts)
	For the Six Months Ended June 30, 2022
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario		Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined
Net revenue	$—	$14,738	$—		$14,738	$—	$14,738	$—		$14,738
Operating costs and expenses:
Cost of revenue	—	2,673	—		2,673	—	2,673	—		2,673
Research and development	—	5,220	—		5,220	—	5,220	—		5,220
Selling, general and administrative	—	25,252	—		25,252	—	25,252	—		25,252
Intangible amortization	—	1,870	—		1,870	—	1,870	—		1,870
Operating and formation costs	1,755	—	(1,293)	4(BB)	462	—	462	—		462
Total operating costs and expenses	1,755	35,015	(1,293)		35,477	—	35,477	—		35,477
Loss from operations	(1,755)	(20,277)	1,293		(20,739)	—	(20,739)	—		(20,739)
Other expense (income):
Gain on derivative liabilities	(2,127)	(4,800)	—		(6,927)	—	(6,927)	851	(4DD)	(6,076)
Loss on debt extinguishment, net	—	4,799	—		4,799	—	4,799	—		4,799
Scilex Pharma Notes principal increase	—	—	—		—	—	—	—		—
Interest expense	16	6,738	—		6,754	—	6,754	—		6,754
Loss on foreign currency exchange	—	(8)	—		(8)	—	(8)	—		(8)
Interest income on mandatorily redeemable ordinary shares liability	(192)	0	192	4(CC)	0	0	0	0	0	0
Interest earned on investments held in Trust Account	(206)	—	206	4(AA)	—	—	—	—		—
Total other expense	(2,509)	6,729	398		4,618	—	4,618	851		5,469
Loss before income taxes	754	(27,006)	895		(25,357)	—	(25,357)	(851)		(26,208)
Income tax expense	—	(25)	—		(25)	—	(25)	—		(25)
Net loss	$754	$(26,981)	$895		$(25,332)	$—	$(25,332)	$(851)		$(26,183)
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, basic	17,227,494
Basic net loss per share of Vickers ordinary shares	$0.04
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, diluted	17,227,494
Diluted net loss per share of Vickers ordinary shares	$0.04
Weighted-average shares used to compute net loss per share attributable to Scilex common stock, basic and diluted		197,541,338
Basic and diluted net loss per share of Scilex common stock		$(0.14)
Weighted-average shares used to compute net loss per share attributable to New Scilex common stockholders, basic and diluted					148,521,066		142,685,229			139,085,481
Basic and diluted net loss per share of New Scilex common stock					$(0.17)		$(0.18)			$(0.19)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021
(in thousands, except share and per share amounts)
	For the Year Ended December 31, 2021
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined
Net revenue	$—	$31,317	$—		$31,317	$—		$31,317	$—		$31,317
Operating costs and expenses:
Cost of revenue	—	3,634	—		3,634	—		3,634	—		3,634
Research and development	—	9,201	—		9,201	—		9,201	—		9,201
Selling, general and administrative	—	50,582	(291)	4(BB)	50,291	74	4(EE)	50,365	10,318	4(FF)	60,683
Intangible amortization	—	3,738	—		3,738	—		3,738	—		3,738
Operating and formation costs	1,005	—	(100)	4(BB)	905	—		905	100	4(FF)	1,005
Total operating costs and expenses	1,005	67,155	(391)		67,769	74		67,843	10,418		78,261
Loss from operations	(1,005)	(35,838)	391		(36,452)	(74)		(36,526)	(10,418)		(46,944)
Other (income) expense:
(Gain) loss on derivative liabilities	(1,791)	300	—		(1,491)	—		(1,491)	716	4(DD)	(775)
Loss on debt extinguishment, net	—	12,463	—		12,463	—		12,463	—		12,463
Scilex Pharma Notes principal increase	—	28,000	—		28,000	—		28,000	—		28,000
Interest expense	32	11,764	—		11,796	—		11,796	—		11,796
Loss on foreign currency exchange	—	54	—		54	—		54	—		54
Interest earned on investments held in Trust Account	(31)	—	31	4(AA)	—	—		—	—		—
Total other (income) expense	(1,790)	52,581	31		50,822	—		50,822	716		51,538
Gain (loss) before income taxes	785	(88,419)	360		(87,274)	(74)		(87,348)	(11,134)		(98,482)
Income tax expense	—	5	—		5	—		5	—		5
Net income (loss)	$785	$(88,424)	$360		$(87,279)	$(74)		$(87,353)	$(11,134)		$(98,487)
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, basic	16,820,548
Basic net income per share of Vickers ordinary shares	$0.05
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, diluted	16,834,110
Diluted net income per share of Vickers ordinary shares	$0.05
Weighted-average shares used to compute net loss per share attributable to Scilex common stock, basic and diluted		197,266,338
Basic and diluted net loss per share of Scilex common stock		$(0.45)
Weighted-average shares used to compute net loss per share attributable to New Scilex common stockholders, basic and diluted					148,521,066			142,685,229			139,085,481
Basic and diluted net loss per share of New Scilex common stock					$(0.59)			$(0.61)			$(0.71)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
Note 1 — Description of the Business Combination
Vickers Vantage Corp. I (“Vickers”) is a blank check company incorporated as a Cayman Islands exempted company on February 21, 2020. Vickers was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
As of June 30, 2022, Vickers had not yet commenced operations. All activity for the six months ended June 30, 2022 and the period from February 21, 2020 (inception) through December 31, 2021 relates to Vickers’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and the search for and due diligence on a potential target for a Business Combination.
The Business Combination
On March 17, 2022, Vickers entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Vickers (“Merger Sub”), and Scilex Holding Company, a Delaware corporation (“Scilex”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, under the terms of which, Merger Sub will merge with and into Scilex and with Scilex becoming a wholly owned subsidiary of Vickers. After giving effect to the Business Combination, Vickers will own all of the issued and outstanding equity interests of Scilex and its subsidiaries. In connection with the consummation of the Business Combination, Vickers will be renamed as “Scilex Holding Company” (“New Scilex”).
At the closing of the Business Combination (the “Closing”), each outstanding share of Scilex Common Stock as of immediately prior to the time in which the Business Combination becomes effective as stated in the Merger Agreement (“Effective Time”) will be exchanged for shares of New Scilex Common Stock and each outstanding share of Scilex Preferred Stock as of immediately prior to the Effective Time will be exchanged for the right to receive (a) one share of New Scilex Series A Preferred Stock and (b) one-tenth of one share of New Scilex Common Stock. Each Scilex stock option outstanding immediately prior to the Effective Time will be converted into a stock option to acquire a share of New Scilex Common Stock upon substantially the same terms and conditions with respect to existing vesting and termination-related provisions. The exercise price per share for each Scilex Common Stock is equal to (i) the existing exercise price per Scilex stock option, divided by (ii) the Exchange Ratio (defined below) (rounded up to the nearest whole cent).
The number of shares of New Scilex Common Stock issuable to Scilex stockholders and optionholders is equal to (i) $1,500,000,000, minus (ii) the Specified Indebtedness Amount (defined below), divided by $10 (“Merger Consideration”). The “Specified Indebtedness Amount” is the aggregate amount owed by Scilex in respect of senior secured notes due 2026 issued under Scilex Pharmaceuticals Inc. (“Scilex Pharma”) and with Sorrento as the parent guarantor. Pursuant to the Indenture, the Purchasers will have the option to redeem the Scilex Pharma Notes upon a “Change of Control” event, as defined in the Indenture. The Business Combination is not expected to constitute a Change of Control as Sorrento will continue to hold a majority of the total voting power of the Company. Further, on June 2, 2022, Sorrento and Scilex Pharma, entered into a Consent Under and Amendment No. 4 to Indenture (“Amendment No. 4”) with the Trustee, Agent, and the Purchasers, which amended the Indenture. Pursuant to Amendment No. 4, on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes. Scilex Pharma also can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the Purchasers will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Pharma Notes. On September 28, 2022, Scilex repurchased the remaining outstanding principal balance of the Scilex Pharma Notes of $41.4 million, pursuant to the terms of Amendment No. 4 which after consideration of forgiveness of the $28.0 million reduced the Specified Indebtedness Amount to $0, resulting in the estimated Merger Consideration to be transferred to Scilex common stockholders and optionholders at Closing to be 150,000,000 shares of New Scilex Common Stock. The Specified Indebtedness Amount is based on the most recent outstanding principal balance of the Scilex Pharma Notes as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Merger Consideration to be calculated as upon the closing of the Business Combination.
Shares of Scilex Common Stock and Scilex stock options are converted to shares of New Scilex Common Stock based on the “Exchange Ratio,” which is equal to (a) the number of shares constituting the Merger Consideration, divided by (b) the sum of (i) issued and outstanding Scilex common stock and (ii) issued and outstanding Scilex stock options as of immediately prior to the Effective Time. As there were 197,566,338 and 25,167,882 shares of Scilex common stock and Scilex stock options, respectively, we currently estimate the Exchange Ratio will be equal to 0.67 . The number of shares of Scilex Common Stock and stock options outstanding was based on information available as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Exchange Ratio to be upon the closing of the Business Combination. Upon the Effective Time, 133,050,731 shares of New Scilex Common Stock is estimated to be transferred to Scilex stockholders as part of the Merger Consideration, which will be outstanding under all the redemption scenarios. The remaining portion of the Merger Consideration, equal to 16,949,269 shares of New Scilex Common Stock, will be reserved for the Scilex optionholders.
On September 12, 2022, Scilex and Scilex Pharma entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with Sorrento, pursuant to which (i) Sorrento shall contribute to Scilex all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to Scilex and Scilex Pharma that remain outstanding as of immediately prior to the Closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), including with respect to the Scilex Pharma Notes, the Intercompany Note, and the other notes payable to Sorrento described above, in exchange for the issuance by Scilex to Sorrento of preferred stock of Scilex, (ii) Scilex shall contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.
Pursuant to the terms of the Debt Exchange Agreement effective as of immediately prior to, and contingent upon, the Closing of the Business Combination, Sorrento has elected to contribute the Outstanding Indebtedness to Scilex in exchange for the issuance by Scilex to Sorrento of that number of shares of preferred stock, par value $0.0001 per share, of Scilex (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Debt Contribution”) that is equal to (i) the Aggregate Outstanding Amount plus the amount equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000. As of June 30, 2022, the Aggregate Outstanding Amount was $229,394,000 .
On October [  ], 2022, Sorrento and Scilex entered into a Funding Letter. Pursuant to the terms of the Funding Letter, upon the written request of Scilex (which request Scilex shall make to the extent necessary to satisfy the closing condition in the Merger Agreement that requires the combined company to have $5,000,001 in net tangible assets as of immediately following the Effective Time) (the “Net Tangible Assets Condition”), Sorrento may elect to fund one or more loans to Scilex in the amount set forth in a Loan Request; provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder (and be ultimately converted into Exchange Shares pursuant to the terms of the Debt Exchange Agreement). The Funding Letter also provides that, in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (a) $40,000,000 and (b) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000. Under the maximum redemption scenario, the combined company will be unable to satisfy the Net Tangible Assets Condition and therefore Scilex will need to request additional funding from Sorrento pursuant to the Funding Letter prior to the Closing in order to satisfy such condition. Under the maximum redemption scenario and based on the Aggregate Outstanding Amount as of June 30, 2022, Scilex would need to request additional funding from Sorrento in the amount of $29,081,000 to achieve a net tangible asset balance of $6,000,000 at Closing. Pursuant to the Debt Exchange Agreement, such additional amount would be contributed to

Scilex in exchange for 2,908,100 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock. This would result in the issuance of an aggregate of 25,847,500 shares of Scilex Preferred Stock prior to the Closing and then at the Effective Time such shares would be exchanged for 25,847,500 shares of New Scilex Series A Preferred Stock and 2,584,750 shares of New Scilex Common Stock.
As described elsewhere in this proxy statement/prospectus, at the Effective Time, each share of Scilex Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive, without interest, one share of New Scilex Series A Preferred Stock and one-tenth of one share of New Scilex Common Stock. Assuming that the Aggregate Outstanding Amount was $229,394,000 (the amount outstanding as of June 30, 2022), then the aggregate number of shares of Scilex Preferred Stock issued to Sorrento prior to the Effective Time pursuant to the Debt Exchange Agreement would be approximately 22,939,400 shares and then at the Effective Time such shares would be exchanged for 22,939,400 shares of New Scilex Series A Preferred Stock and 2,293,940 shares of New Scilex Common Stock.
On September 28, 2022, Scilex repurchased the remaining outstanding principal balance of the Scilex Pharma Notes of $ 39.7 million, pursuant to the terms of Amendment No. 4 . This repurchase reduced the Specified Indebtedness Amount to $0, which will result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock being issued in exchange for the outstanding shares of Scilex Common Stock and options to acquire Scilex Common Stock. In addition, the maximum number of shares of New Scilex Common Stock that may be issued to Sorrento upon the Closing in exchange for the Scilex Preferred Stock held by Sorrento prior to the Closing is 3,100,000 shares. For a more detailed discussion regarding the issuance of such shares, please see the section titled “Debt Exchange Agreement” in Note 13 titled “Subsequent Events” to our interim financial statements appearing elsewhere in this proxy statement/prospectus and the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Amendment to the Merger Agreement.” In such event, 136,150,731 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 16,949,269 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 91.2% of the shares of New Scilex Common Stock under the no redemption scenario, 94.9% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.5% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this paragraph unless otherwise indicated.
Each of the then-outstanding Public Warrants and Private Placement Warrants has an exercise price of $11.50 per share (the “Exercise Price”) to acquire one share of Vickers Ordinary Shares. The exercise price of the warrants is subject to a down-round provision that is only effective prior to the Closing of the Business Combination and is therefore not, on its own, considered to have an impact to the classification of warrant on Scilex’s Unaudited Pro Forma Condensed Combined Balance Sheet. The warrants are exercisable at any time commencing on the date that is the later of 30 days after the Closing. Concurrently with the execution of the Merger Agreement, Vickers also entered into the Sponsor Support Agreement. In the event that Vickers’s public shareholders exercise redemption rights that results in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing.
Note 2 — Accounting Policies
As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vickers and Scilex’s financial statement presentation. Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

	As of June 30, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Assets
Current assets
Cash and cash equivalents	$351		$351
Accounts receivable, net	—		—
Inventory	—		—
Prepaid expenses and other	—	262	262
Prepaid expenses	262	(262)	—
Total current assets	613	—	613
Non-current assets
Property and equipment, net	—		—
Operating lease right-of-use asset	—		—
Intangibles, net	—		—
Goodwill	—		—
Long-term deposit	—		—
Cash and securities held in Trust Account	141,687		141,687
Total assets	$142,300	$—	$142,300
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$—	$—
Accrued payroll	—		—
Accrued expenses	—	599	599
Accounts payable and accrued expenses	599	(599)
Current portion of debt	—		—
Related party payable	—		—
Related party note payable	—		—
Current portion of operating lease liabilities	—		—
Total current liabilities	599	—	599
Non-current liabilities
Mandatorily redeemable ordinary shares liability	41,825	—	41,825
Long-term debt, net of discount	—		—
Related party note payable	—	4,034	4,034
Derivative liabilities	—	1,231	1,231
Operating lease liabilities	—		—
Convertible note – related party, net of debt discount	4,034	(4,034)	—
Conversion option liability	—	—	—
Warrant liability	1,231	(1,231)	—
Deferred underwriting fee payable	5,190		5,190
Total liabilities	$52,879	$—	$52,879

As of June 30, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Commitments and contingencies
Ordinary shares subject to possible redemption 9,726,395 and 13,800,000 as of June 30, 2022 and December 31, 2021, respectively, at redemption value	$100,186		$100,186
Stockholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	$—		$—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at June 30, 2022 and December 31, 2021	—		—
New Scilex Preferred stock, $0.0001 par value; 45,000,000 shares authorized	—	—	—
New Scilex Common stock, $0.0001 par value; 740,000,000 shares authorized	—		—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,566,338 and 197,266,338 shares issued and outstanding at June 30,2022 and December 31, 2021, respectively	—		—
Additional paid-in capital	—		—
Accumulated deficit	(10,765)		(10,765)
Total stockholders’ deficit	(10,765)	—	(10,765)
Total liabilities and stockholders’ deficit	$142,300	$—	$142,300

	For the Six Months Ended June 30, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Net revenue	$—		$—
Operating costs and expenses:
Cost of revenue	—		—
Research and development	—		—
Selling, general and administrative	—		—
Intangible amortization	—		—
Operating and formation costs	1,755		1,755
Total operating costs and expenses	1,755	—	1,755
Loss from operations	(1,755)	—	(1,755)
Other expense (income):
Loss on derivative liabilities	—	(2,127)	(2,127)
Loss on debt extinguishment, net	—		—
Scilex Pharma Notes principal increase	—		—
Interest expense	—	16	16
Loss on foreign currency exchange	—		—
Change in fair value of warrant liability	(2,120)	2,120	—
Loss on initial issuance of private warrants	—	—	—
Change in fair value of conversion option liability	(7)	7	—
Interest expense – debt discount	16	(16)	—
Transaction costs allocated to warrant liabilities	—		—
Interest income on mandatorily redeemable ordinary shares liability	(192)	—	(192)
Interest earned on investments held in Trust Account	(206)		(206)
Total other expense	(2,509)	—	(2,509)
Loss before income taxes	754	—	754
Income tax expense	—		—
Net loss	$754	$—	$754
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, basic	17,227,494		17,227,494
Basic net loss per share of Vickers ordinary shares	$0.04		$0.04
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, diluted	17,227,494		17,227,494
Diluted net loss per share of Vickers ordinary shares	$0.04		$0.04

	For the Year Ended December 31, 2021
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Net revenue	$—	—	$—
Operating costs and expenses:
Cost of revenue	—	—	—
Research and development	—	—	—
Selling, general and administrative	—	—	—
Intangible amortization	—	—	—
Operating and formation costs	1,005	—	1,005
Total operating costs and expenses	1,005	—	1,005
Loss from operations	(1,005)	—	(1,005)
Other (income) expense:
Gain on derivative liabilities	—	(1,791)	(1,791)
Loss on debt extinguishment, net	—	—	—
Scilex Pharma Notes principal increase	—	—	—
Interest expense	—	32	32
Loss on foreign currency exchange	—		—
Change in fair value of warrants	(4,378)	4,378	—
Loss on initial issuance of private warrants	2,599	(2,599)	—
Change in fair value of conversion option liability	(12)	12	—
Interest expense – debt discount	2	(2)	—
Transaction costs allocated to warrant liabilities	30	(30)	—
Interest earned on investments held in Trust Account	(31)	—	(31)
Total other income	(1,790)	—	(1,790)
Gain before income taxes	785	—	785
Income tax expense	—	—	—
Net income	$785	$—	$785
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, basic	16,820,548		16,820,548
Basic net income per share of Vickers ordinary shares	$0.05		$0.05
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, diluted	16,834,110		16,834,110
Diluted net income per share of Vickers ordinary shares	$0.05		$0.05

Note 3 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the pro forma Vickers financial results, as it expects to maintain a full valuation allowance against its U.S. deferred tax assets. The unaudited pro forma information does not purport to project the future financial position or operating results of the post-Business Combination company. The pro forma Transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:
(A)
Reflects reclassification of Vickers Ordinary Shares subject to redemption to permanent equity upon consummation of the Business Combination, assuming no redemption. In connection with the Extension Proposal on June 30, 2022, Vickers public shareholders holding 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.27. As such, this adjustment also reflects the redemption of 4,073,605 Vickers Ordinary Shares out of the Trust Account for approximately $41.8 million. This adjustment also reflects an increase of approximately $0.8 million to the Trust Account in order to reflect the balance in the Trust Account as of the date of this proxy statement/prospectus, which is approximately $100.6 million.

(B)
Reflects release of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination, assuming no redemption.

(C)
Reflects the settlement of $5.2 million of Vickers deferred underwriting fees incurred for its IPO that is payable upon consummation of the Business Combination.

(D)
Reflects the conversion of Scilex Common Stock into New Scilex Common Stock pursuant to the Merger Agreement.

(E)
Represents preliminary estimated transaction costs incurred by Vickers and Scilex that are allocated between the instruments issued and assumed in the Business Combination and recorded as a reduction to additional paid-in capital or expense.

(F)
Reflects the elimination of Vickers’s historical accumulated deficit.

(G)
Reflects the number of shares held by Scilex stockholders at the Closing is based on the following: (a) 133,050,731 shares of New Scilex Common Stock, representing the Merger Consideration, (b) 2,293,940 shares of New Scilex Common Stock, representing a portion of the Preferred Consideration, and (c) 290,810 shares of New Scilex Common Stock , also representing a portion of the Preferred Consideration if Scilex is required to request additional funding from Sorrento, in the maximum redemption scenario, pursuant to the Funding Letter, in each case calculated as of the date of this proxy statement/prospectus. The number of shares of New Scilex Common Stock referenced in the preceding clause (b) assumes that $229,394,000 of intercompany loans and other amounts provided by Sorrento to Scilex and Scilex Pharma remain outstanding as of immediately prior to the Closing of the Business Combination, in which case the aggregate number of shares of Scilex Preferred Stock issued to Sorrento prior to the Effective Time pursuant to the Debt Exchange Agreement would be approximately 22,939,400 shares and then at the Effective Time such shares would be exchanged for 22,939,400 shares of New Scilex Series A Preferred Stock and 2,293,940 shares of New Scilex Common Stock. The number of shares referenced in the preceding clause (c) assumes that the required funding from Sorrento to achieve a net tangible asset balance of $6,000,000 under the maximum redemption scenario is $29,081,000, which is exchanged under the Debt Exchange Agreement for 2,908,100 shares of Scilex Preferred Stock, which are in turn, at the Effective Time, exchanged for 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock.

(H)
Reflects the cash settlement of the Working Capital Loans upon consummation of the Business Combination. At the option of the lender, $1.5 million of the Working Capital Loans may be converted into Working Capital Warrants. All Working Capital Loans in excess of $1.5 million converted into Working Capital Warrants will be settled in cash. The adjustment assumes all Working Capital Loans of approximately $4.0 million will be settled in cash.
(I)
Represents the interim number of shares that may be redeemed in an amount of approximately $60.4 million comprised of 5,835,837 Vickers Ordinary Shares at a redemption price of approximately $10.35 per share allocated between Vickers Ordinary Shares at par value $0.0001 per share with the remainder recorded in additional paid-in capital.

(J)
Reflects the incremental amount of transaction costs allocated to the Private Placement Warrants and recorded as an expense.

(K)
Represents the maximum number of shares that may be redeemed in an amount of approximately $100.6 million comprised of 9,726,395 Vickers Ordinary Shares at a redemption price of approximately $10.35 per share allocated between Vickers Ordinary Shares at par value $0.0001 per share with the remainder recorded in additional paid-in capital. The adjustment is shown as an incremental amount of approximately $40.3 million to the interim number of shares that may be redeemed in (I).

(L)
Reflects the forfeiture of 40% of the value of the outstanding Private Placement Warrants in the maximum redemption scenario. Pursuant to the Sponsor Support Agreement, 40% of the Private Placement Warrants are forfeited if 75% or more of the Vickers’s public shareholders exercise their right to redeem their Vickers Ordinary Shares. A reduction of $0.5 million was reflected against derivative liabilities with an offset to additional paid-in capital.

(M)
Reflects an incremental adjustment against additional paid-in capital and accumulated deficit related to remaining transaction costs capitalized as there are no offering proceeds to offset the direct and incremental costs in the maximum redemption scenario and, therefore, such costs are expensed.

(N)
Reflects the issuance of a promissory note for 50% of deferred underwriting fees payable to Maxim in a maximum redemption scenario. Pursuant to an amendment of the UWA Amendment, 50% of the deferred underwriting fees will be payable to Maxim in the form of an interest-free promissory note to repaid on or before the one-year anniversary of the effective date of a Business Combination in the event that the balance in the Trust Account is $25.0 million or less after redemptions of Vickers Ordinary Shares by public shareholders in connection with the Business Combination. A reduction of $2.6 million was reflected in cash and cash equivalents with an increase to current portion of debt.

(O)
Reflects the receipt of funding from Sorrento of approximately $29.1 million pursuant to the Funding Letter, which is the amount necessary to achieve a net tangible asset balance of $6,000,000 under the maximum redemption scenario and the conversion of such Debt Contribution to 2,908,100 shares of New Scilex Series A Preferred Stock and 290,810 shares of New Scilex Common Stock pursuant to the Debt Exchange Agreement.

Note 4 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2022 and the year ended December 31, 2021.
(AA)
Reflects the elimination of interest earned on investment held in the Trust Account.

(BB)
Represents an adjustment to reflect previously expensed transaction costs as a reduction to additional paid-in capital (see Note (E)) as part of the Business Combination.

(CC)
Reflects the elimination of interest income on mandatorily redeemable ordinary shares liability related to the redemption of 4,073,605 Vickers Ordinary Shares made in connection with the Extension Proposal.

(DD)
Reflects the 40% of Private Placement Warrants forfeited under the maximum redemption scenario, which resulted in a gain from derivative liabilities.

(EE)
Reflects an incremental amount of transaction costs expensed that are allocated to the Private Placement Warrants.

(FF)
Represents an adjustment to reflect preliminary estimated transaction costs as an expense in the maximum redemption scenario as there are no offering proceeds to offset the direct and incremental costs.

Note 5 — Net Income (Loss) per Share
Net income (loss) per share is calculated based on the weighted average of New Scilex Common Stock outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If the maximum or an interim number of shares of New Scilex Common Stock are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.
The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption related to New Scilex Common Stock for the six months ended June 30, 2022 and the year ended December 31, 2021 (in thousands, except number of shares and per share amounts):
Six Months ended June 30, 2022
	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(25,332)	$(25,332)	$(26,183)
Pro forma weighted average shares of common stock outstanding – basic and diluted	148,521,066	142,685,229	139,085,481
Pro forma net loss per share – basic and diluted	$(0.17)	$(0.18)	$(0.19)
Year ended December 31, 2021
	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(87,279)	$(87,353)	$(98,487)
Pro forma weighted average shares of common stock outstanding – basic and diluted	148,521,066	142,685,229	139,085,481
Pro forma net loss per share – basic and diluted	$(0.59)	$(0.61)	$(0.71)

(1)
No redemption scenario is comprised of 148,521,066 weighted average New Scilex Common Stock outstanding. Interim redemption scenario is comprised of 142,685,229 weighted average New Scilex Common Stock outstanding. Maximum redemption scenario is comprised of 139,085,481 weighted average New Scilex Common Stock outstanding. All scenarios under the diluted EPS calculation exclude the antidilutive effect of all warrants (Vickers’s Public Warrants and Private Placement Warrants) and stock options (issued to Scilex stock option holders as part of Business Combination).

(2)
The shares of New Scilex Series A Preferred Stock are considered participating securities. Thus, the two-class method is required in determining basic EPS. However, given the holders of New Scilex Series A Preferred Stock are not contractually obligated to share in the losses of New Scilex, the two-class method and subsequent allocation of loss will not be used when New Scilex is in a net loss position. Thus, and as no dividends or distributions have been declared, the shares of New Scilex Series A Preferred Stock have no impact to the calculations of basic EPS. Further, given the shares of New Scilex Series A Preferred Stock are not legally convertible into shares of New Scilex Common Stock, there will be no incremental changes to the dilutive EPS calculation.